SYMS CORP
ONE SYMS WAY
SECAUCUS, NEW JERSEY 07094

March 8, 2011

VIA EDGAR

Edwin S. Kim, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Syms Corp

Form 10-K for the Fiscal Year Ended February 27, 2010
Filed May 13, 2010

Form 10-Q for the Quarter Ended November 27, 2010
Filed January 6, 2011

Current Report on Form 8-K
Filed June 24, 2009

Definitive Proxy Statement on Schedule 14A
Filed June 1, 2010

File No. 001-08546

Dear Mr. Kim:

This letter is submitted on behalf of Syms Corp (the “Registrant”) in connection with the comment letter emailed by the Staff to the Registrant on February 23, 2011.  In that letter, the Staff requested a written response by March 9, 2011.  The Registrant has been working diligently on the responses to the Staff’s comments, but will not be in a position to respond by March 9, 2011. The Registrant hereby requests an extension until March 23, 2011, ten business days after the original due date.

Kindly contact the undersigned if you would like to discuss this letter.

Very truly yours,

SYMS CORP

By:	/s/ Seth Udasin
Name: Seth Udasin
Title: Chief Financial Officer

cc:	Syms Corp
Laura Brandt, Esq.

Lowenstein Sandler
Peter H. Ehrenberg, Esq.